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                              March 18, 2021

       Claudius Tsang
       Chief Executive Officer
       Model Performance Acquisition Corp
       Cheung Kong Center
       58 Floor, Unit 5801
       2 Queens Road Central
       Central
       Hong Kong

                                                        Re: Model Performance
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed March 4, 2021
                                                            Amended
Registration Statement on Form S-1
                                                            Filed March 12,
2021
                                                            File No. 333-253877

       Dear Mr. Tsang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 4, 2021

       Signatures, page 161

   1. Please include the signatures of a majority of the board of directors and the signature of
                                                        the company   s
authorized representative in the United States. See Instruction 1 to
                                                        Signatures in Form S-1.
We note that Claudius Tsang and Serena Shie are presently the two directors. Please
have them sign in that capacity.
 Claudius Tsang
Model Performance Acquisition Corp
March 18, 2021
Page 2
Form S-1/A filed March 12, 2021

Exhibits

2. We note that the legality opinion filed as Exhibit 5.1 is missing information, including the date of the opinion. Please file the complete, dated opinion. Please also remove the assumption (f) that the Company is solvent and (g) that the maximum number of shares to be issued by the Company in this Offering would not exceed the maximum number of shares the Company is authorized to issue. Such assumptions assume away the relevant issue or assume material facts underlying the opinion. For guidance, see Staff Legal
      Bulletin 19 Section II.B.3.a. Lastly, please revise the legality opinion to opine on the
      Representative Shares being included in the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jorge Bonilla at 202-551-3414 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameClaudius Tsang
                                                            Division of
Corporation Finance
Comapany NameModel Performance Acquisition Corp
                                                            Office of Real
Estate & Construction
March 18, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName